UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March, 2019

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless helps make UK communities safer with Emergency Services Network-certified vehicle routers

Public safety agencies can now deploy Sierra Wireless’ AirLink MG90 to connect vehicle fleets on the UK’s Emergency Services Network

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 25, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that its AirLink® MG90 High-Performance Multi-Network Vehicle Router is certified and approved for use on the UK’s Emergency Services Network (ESN).

The ESN is a dedicated network for emergency services that will serve potentially up to 300,000 individuals and connect up to 50,000 vehicles. The network provides secure and resilient mobile broadband data for routine and mission-critical emergency services use and will be the future platform for communications in the emergency services. Customers for the ESN include police, fire and rescue and ambulance services. Emergency services will benefit from improved voice and data communications and priority network use.

Tom Mueller, Vice President, Product Line Management, Sierra Wireless, said: “For 25 years, Sierra Wireless has worked closely with emergency services and first responders to ensure they have the tools they need to keep communities safe. With the AirLink MG90, agencies in the UK now have a secure, high-performance, ESN-certified solution that they can rely on for effective emergency response.”

The AirLink MG90 is a high-performance LTE-Advanced Pro vehicle multi-networking platform, designed to provide secure, always-on connectivity for mission-critical applications. The MG90 selects the best available network and supports dual LTE-Advanced Pro, dual concurrent gigabit Wi-Fi and gigabit Ethernet, with extensions to Land Mobile Radio (LMR) and satellite systems. Purpose-built for vehicle power environments, the MG90 is optimized to withstand extreme transient surges and temperatures. Paired with the AirLink Connection Manager, the Sierra Wireless mobile-optimized VPN server, and the AirLink Mobility Manager, Sierra Wireless’ network and device management system, the MG90 delivers an end-to-end certified solution ideal for emergency services. Sierra Wireless provides a complete service, from securing the data over the internet to remotely managing the device and providing a consolidated view of an entire fleet through vehicle location, driver behavior, vehicle telematics and more.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and "AirLink" are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	March 25, 2019